Exhibit 8.1

List of Subsidiaries

The follow are the Registrant and its subsidiaries:

Registrant (British Virgin Islands):

Lianluo Smart Limited

Subsidiary (Hong Kong):

De-haier Medical Systems (Hong Kong) Limited

Subsidiaries (PRC)

Beijing Dehaier Medical Technology Company Limited

Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd.

Subsidiaries (U.S.)

Breathcare LLC, incorporated in the state of Illinois